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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Coulter Pharmaceutical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    222116105
             -------------------------------------------------------
                                 (CUSIP Number)

                                     Sue Van
                         c/o H. Randolph Williams, Esq.
                               Williams & Lee LLC
                            330 North Michigan Avenue
                                    Suite 728
                             Chicago, Illinois 60601
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                             Laura G. Coulter-Jones
                             Joseph R. Coulter, III
                             National Resorts, Inc.
                            9130 South Dadeland Blvd.
                                II Datran Center
                                   Suite 1113
                              Miami, Florida 33158

                                    10/31/97
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D
--------------------------                            --------------------------
CUSIP NO.  222116105                                      PAGE     OF     PAGES
--------------------------                            --------------------------
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Coulter Family Limited Partnership.
      I.R.S. identification number: 65-0485885
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|

      The  Wallace H.  Coulter  Trust (the "WHC  Trust")  and the
      Joseph R.  Coulter  Jr.  Trust  (the "JRC  Trust")  are the      (b) |X|
      co-general partners of the reporting person. The Wallace H.
      Coulter Charitable  Remainder Unitrust (the "WHC CRUT"), an
      affiliate  of the WHC Trust (Sue Van is the trustee of each of the WHC CRUT and the WHC  Trust and such  trusts  have a common  beneficiary),  and the JRC  Trust own  389,166  and
      326,166   shares  of  the  Common   Stock  of  the  Issuer,
      respectively.  The reporting  person,  the WHC CRUT and the
      JRC Trust are not filing as a group  because the Trustee of the WHC CRUT has sole dispositive  power over the shares of the Issuer held by it, and the co-Trustees of the JRC Trust have sole  dispositive  power of the  shares of the  Issuer held by it. On the other hand,  decisions  with  respect to the  shares of the  reporting  person can only be made upon consensus  of the Trustees of each of the WHC Trust and the
      JRC Trust.
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

      The reporting  person,  formerly a  stockholder  of Coulter
      Corporation,  received the  securities  as a dividend  paid
      upon  the   shares  of  Coulter   Corporation's   stock  in
      connection   with  the  sale  of  the   stock  of   Coulter
      Corporation to Beckman Instruments, Inc.
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|

      N/A
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      The reporting person is a Florida Limited Partnership. Each of its general  partners,  the WHC Trust and the JRC Trust, is a  trust  organized  under  the  laws  of the  State  of
      Florida.  The  Trustee  of the WHC  Trust  is Sue  Van,  an
      individual.  The  co-Trustees of the JRC Trust are Laura G.
      Coulter-Jones, an individual, and Joseph R. Coulter III, an individual.
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          951,334
     OWNED BY       ------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON        ------------------------------------------------------------
       WITH         9    SOLE DISPOSITIVE POWER

                         951,334
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     951,334 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.18%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the "Securities") of Coulter Pharmaceutical, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 550 California Avenue, Suite 200, Palo Alto, CA 94036.


ITEM 2.  IDENTITY AND BACKGROUND

     The Coulter Family Limited Partnership is a Florida limited partnership primarily engaged in the business of holding investments of the Coulter family. Its business address is c/o its general partners, which are trusts which have the addresses of their respective trustees.

Coulter Family Limited Partnership
c/o Wallace H. Coulter Trust (the "WHC Trust")
         c/o Sue Van, Trustee
         c/o H. Randolph Williams, Esq.
         Williams & Lee LLC
         333 North Michigan Avenue
         Suite 728
         Chicago, Illinois 60601
c/o Joseph R. Coulter, Jr. Trust (the "JRC Trust")
         c/o Laura G. Coulter-Jones, Co-Trustee
         1121 Starling Avenue
         Miami Springs, FL 33166 and
         c/o Joseph R. Coulter III, Co-Trustee
         260 Huntinglodge Drive
         Miami Springs, FL 33166

     As of the date of this statement, Sue Van, Laura G. Coulter-Jones and Joseph R. Coulter III have recently resigned their positions as the executive officers of Coulter Corporation but remain employees of Coulter Corporation, working in a transitional capacity. The business address for each of Sue Van, Laura G. Coulter-Jones and Joseph R. Coulter III is as follows:

                            Coulter Technology Center
                            11800 Southwest 147th Avenue
                            Miami, Florida  33196-2500

     During the last five years, neither the reporting person nor, to the best knowledge of the reporting person, any of its general partners, directors or any of the trustees of the general partners has been convicted in a criminal proceeding (excluding traffic violations or similar criminal misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The reporting person, formerly a stockholder of Coulter Corporation, received the Securities as a dividend paid upon the shares of Coulter
Corporation's stock in connection with the sale of the stock of Coulter Corporation to Beckman Instruments, Inc.


ITEM 4.  PURPOSE OF TRANSACTION

     The reporting person has acquired the Securities for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

     The reporting person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the reporting person will take such actions in the future as the reporting person may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the reporting person may determine to dispose of some or all of the Securities currently owned by the reporting person or otherwise acquired by the reporting person either in the open market or in privately negotiated transactions.

     As of the date of this statement, the reporting person has no plans or proposals with respect to the Issuer that could relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The reporting person acquired 951,334 shares of Common Stock of the Issuer, approximately 9.18% of the total number of shares outstanding as of October 30, 1997. The reporting person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 951,334 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     N/A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                                   December 12, 1997
                              ---------------------------------
                                                (Date)


                                   /s/ Sue Van
                              ---------------------------------
                              Name: Sue Van
                              Title: Trustee, Wallace H. Coulter Charitable Remainder Unitrust, general partner of the Coulter Family Limited Partnership



                                 /s/ Laura G. Coulter-Jones
                              ---------------------------------
                              Name: Laura G. Coulter-Jones
                              Title: Co-Trustee, Joseph R. Coulter, Jr. Trust, general partner of the Coulter Family Limited Partnership



                                 /s/ Joseph R. Couter, III
                              ---------------------------------
                              Name: Joseph R. Coulter, III
                              Title: Co-Trustee, Joseph R. Coulter, Jr. Trust, general partner of the Coulter Family Limited Partnership